AGENCY AGREEMENT

April 24, 2006

Endeavour Silver Corp.
800 - 850 West Hastings Street
Vancouver, BC
V6C 1E1

Dear Sirs:

Salman Partners Inc. ("**Salman**"), BMO Nesbitt Burns Inc. ("**BMO**"), Canaccord Capital Corporation ("**Canaccord**") and Dundee Securities Corporation ("**Dundee**", and together with Salman BMO, Canaccord and Dundee, the "**Agents**") hereby agree to act as agents, on a reasonable best efforts basis, for Endeavour Silver Corp. (the "**Company**") in connection with the offering (the "**Offering**") for sale, on a private placement basis, by the Company of up to an aggregate of 5,000,000 Special Warrants (as defined below) at a purchase price (the "**Purchase Price**") of Cdn.$4.50 per Special Warrant. Each Special Warrant will, upon conversion thereof as described below, entitle the holder thereof to receive one Common Share and one-half of one Share Purchase Warrant (as defined below) of the Company for no additional consideration, at any time from the initial Closing Date (as defined below) until 5:00 p.m. (Toronto time) on the day which is four months and one day after the initial Closing Date (the "**Expiry Date**"). The Company also grants to the Agents an option (the "**Over-Allotment Option**") to sell, at the Agents' (or any of their) election, up to 2,000,000 additional Special Warrants at the Purchase Price, exercisable, in whole or in part, at the Agents' discretion and with notice by Salman (on behalf of the Agents) to the Company, for the purpose of covering over-subscriptions, if any.

The Special Warrants will be automatically exercised, without any further action on the part of the holders thereof, on the earlier of (i) the first business day after a receipt is issued by the last of the securities regulatory authorities in each of the Offering Jurisdictions (as defined below) within which the purchasers of Special Warrants are resident for a final prospectus prepared in accordance with National Instrument 44-101 (the "**Prospectus**"), qualifying the distribution of the Common Shares and Share Purchase Warrants issuable on the exercise of the Special Warrants (and the Agents' Warrants (as defined below) issuable on the exercise of the Agents' Warrants (as defined below)); and (ii) immediately prior to the Expiry Date. The Company will use its best efforts to file the Prospectus and obtain receipts therefor as soon as is practicable after the Closing Date and in the event that the Prospectus has not been filed and receipts therefor issued by the close of business on July 15, 2006, holders of the Special Warrants will thereafter be entitled to receive 1.1 Common Shares (in lieu of 1 Common Share) and 0.55 of one Warrant (in lieu of one-half of one Warrant) on exercise of each Special Warrant. For greater certainty, if receipts for the Prospectus have not been issued by the close of business on July 15, 2006, the Company will continue to use its best efforts to obtain the receipt as soon as is practicable thereafter.

Based on the foregoing and subject to the terms and conditions set out below, the Agents agree to act as the Company's exclusive agents to offer the Special Warrants for sale on the Company's behalf, all as contemplated in this Agreement.

TERMS AND CONDITIONS

1. **Definitions.** As used in this Agreement, unless the context otherwise requires:

(a) "**affiliate**", "**distribution**" and "**insider**" have the respective meanings ascribed to them in the *Securities Act* (British Columbia);

(b) "**Agents**" mean Salman, BMO, Canaccord and Dundee together, and "**Agent**" means any of them;

(c) "**Agents' Special Warrant**" has the meaning ascribed thereto in Section 4;

(d) "**Agents' Special Warrant Certificates**" means the certificates to be dated the Closing Date and which will represent the Agents' Special Warrants, in the form attached as Appendix "C" hereto;

(e) "**Agents' Warrants**" has the meaning ascribed thereto in Section 4;

(f) "**Agent Warrant Shares**" has the meaning ascribed thereto in Section 4;

(g) "**Business Day(s)**" means any day except Saturday or Sunday or any statutory holiday in the Province of British Columbia;

(h) "**Canadian Subscription Agreements**" means the agreements to be entered into between the Company and each Purchaser of Special Warrants resident in a jurisdiction other than the United States, in substantially the form attached as Appendix A hereto;

(i) "**Closing**" means the completion of an issue and sale by the Company and the purchase by the Purchasers of the Special Warrants pursuant to this Agreement and the Subscription Agreements, it being acknowledged that there may be more than one Closing;

(j) "**Closing Date**" means April 24, 2006 and/or such other date or dates as the Company and Agents may agree pursuant to this Agreement;

(k) "**Closing Time**" means 6:30 a.m. (Vancouver time) on the Closing Date or such other time as the Company and the Agents may agree pursuant to this Agreement;

(l) "**Common Shares**" means the Shares issuable upon exercise of the Special Warrants;

(m) "**Company**" means Endeavour Silver Corp.;

(n) "**Environmental Authorities**" means Governmental Authorities having jurisdiction under any Environmental Laws, including any department, commission, bureau, board, administrative agency or body of any applicable international, federal, provincial, state, municipal or local body;

(o) "**Environmental Laws**" means all applicable international, federal, provincial, state, municipal and local treaties, conventions, laws, statutes, ordinances, by-laws, codes, regulations, and all policies, guidelines, standards, orders, directives and decisions rendered or promulgated by Governmental Authority;

(p) **"Environmental Permits"** means all permits, licenses and authorization required under Environmental Laws required in connection with the conduct and operation of the Company's business;

(q) **"Expiry Date"** means 5:00 p.m. (Toronto time) on the day which is four months and one day after the initial Closing Date;

(r) **"Financial Statements"** means the audited annual financial statements of the Company as at and for the year ended December 31, 2004 and the unaudited quarterly financial statements of the Company for the six-month period ended August 31, 2005;

(s) **"Governmental Authority"** means any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof;

(t) **"Governmental Authorization"** means all authorizations, approvals, licenses, permits or quotas issued to the Company in connection with its business by any Governmental Authority;

(u) **"Hazardous Substances"** means any contaminant, pollutant, dangerous substance, liquid waste, industrial waste, hauled liquid waste, toxic substance, special waste, hazardous waste, hazardous material or hazardous substance as defined in or pursuant to any Environmental Laws, law, judgment, decree, order, injunction, rule, statute or regulation of any court, arbitrator or governmental authority by which the Company is bound or to which the Company is subject;

(v) **"material"** means material in relation to the Company and its subsidiaries considered on a consolidated basis;

(w) **"material change"** means any change in the business, operations, assets, liabilities, ownership or capital of the Company (except the transactions contemplated herein) that would reasonably be expected to have a significant effect on the market price or value of the Special Warrants and includes a decision to implement such a change made by the board of directors of the Company or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

(x) **"material fact"** means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Securities;

(y) **"misrepresentation"** means, with respect to circumstances in which the Securities Laws are applicable, a misrepresentation as defined under the *Securities Act* (British Columbia);

(z) **"NI 45-102"** means National Instrument 45-102 *Resales of Securities*;

(aa) **"Offering"** means the offering for sale, on a private placement basis, by the Company of up to an aggregate of 7,000,000 Special Warrants at the Purchase Price;

(bb) **"Offering Jurisdictions"** means the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and such other jurisdictions as the Agents may notify the Company not less than five days prior to the initial Closing Date;

(cc) **"Public Record"** means the annual information forms, managements' discussion and analysis, information circulars, material change reports and press releases filed with the Stock Exchange and any applicable Canadian securities regulatory authority (including on SEDAR) on or during the 12 months preceding the date hereof and any subsequent Closing Date;

(dd) **"Purchaser"** means a purchaser of Special Warrants pursuant to the Offering and **"Purchasers"** mean all of the purchasers of such Special Warrants;

(ee) **"Regulatory Authorities"** means the Securities Commissions and the Stock Exchange;

(ff) **"Securities"** means the Special Warrants, the Common Shares, the Share Purchase Warrants, the Warrant Shares, the Agents' Special Warrants, the Agents' Warrants and the Agent Warrant Shares, or any of them together;

(gg) **"Securities Commissions"** means, collectively, the Securities Commissions of the Offering Jurisdictions;

(hh) **"Securities Laws"** means, collectively, the applicable securities laws of the Offering Jurisdictions and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders, rulings and notices of the Securities Commissions;

(ii) **"Share Purchase Warrants"** means the warrants to purchase Warrant Shares issuable upon conversion of the Special Warrants and having the characteristics described in the Warrant Indenture;

(jj) **"Shares"** means common shares without par value in the capital of the Company;

(kk) **"Stock Exchange"** means the Toronto Stock Exchange;

(ll) **"Special Warrants"** means the special warrants to be created and issued by the Company under the Special Warrant Indenture;

(mm) **"Special Warrant Certificates"** means the certificates to be dated the date of their issue, which will represent the Special Warrants, the form of which is attached to the Special Warrant Indenture;

(nn) **"Special Warrant Indenture"** means the indenture to be dated as of the initial Closing Date and made between the Trustee and the Company pursuant to which the Special Warrants will be created and issued;

(oo) **"Subscription Agreements"** means, together, the Canadian Subscription Agreements and the U.S. Subscription Agreements;

(pp) **"Trustee"** means Computershare Trust Company of Canada;

(qq) **"United States"** or **"U.S."** means the United States as that term is defined in Regulation S under the U.S. Securities Act;

(rr) **"U.S. Person"** means a **"U.S. person"** as that term is defined in Regulation S under the U.S. Securities Act;

(ss) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended;

(tt) **"U.S. Subscription Agreement"** means the agreement to be entered into between the Company and each Purchaser resident in the United States, in substantially the form attached as Appendix B hereto;

(uu) **"Warrant Certificates"** means the certificates to be dated the date of their issue, which will represent the Share Purchase Warrants, the form of which is attached to the Warrant Indenture;

(vv) **"Warrant Indenture"** means the indenture to be dated as of the initial Closing Date and made between the Trustee and the Company pursuant to which the Share Purchase Warrants will be created and issued; and

(ww) **"Warrant Shares"** means Shares issuable upon exercise of the Share Purchase Warrants.

2. **Interpretation.** For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) **"this Agreement"** means this Agency Agreement;

(b) any reference in this Agreement to a designated **"Section"**, **"Subsection"**, **"Paragraph"** or other subdivision refers to the designated section, subsection, paragraph or other subdivision of this Agreement;

(c) the words **"herein"** and **"hereunder"** and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(d) the word **"including"**, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as **"without limitation"** or **"but not limited to"** or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulation;

(f) any reference to **"party"** or **"parties"** means the Company, the Agents, or both, as the context requires;

(g) the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement; and

(h) words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and *vice versa*.

3. **Appointment of Agents.** Subject to the terms and conditions of this Agreement (including the appendices attached hereto), the Company appoints the Agents, and the Agents agree to act as the exclusive agents of the Company, to offer the Special Warrants for sale to the public in the Offering Jurisdictions and to offer the Special Warrants to certain offshore purchasers and certain purchasers in the United States through the U.S. registered broker-dealer affiliates of the Agents and to use their reasonable best efforts to solicit and procure Purchasers of the Special Warrants on behalf of the Company. The Company shall issue and sell Special Warrants at the Closing Time on each Closing Date, in accordance with and subject to the provisions of this Agreement and the Subscription Agreements. It is understood and agreed by the parties that the Agents shall act as agents only and at no time shall the Agents have any obligation whatsoever to purchase the Special Warrants.

The Agents shall have the right to form a selling group (the "**Selling Group**") consisting of other registered securities dealers upon the terms and conditions set out in a selling group agreement to be entered into between the Agents and the members of the Selling Group.

4. **Agents' Commission.** In consideration of the Agents' agreement to act as financial advisor to the Company, find and introduce potential Purchasers of the Special Warrants and otherwise assist in the distribution of the Special Warrants in accordance with this Agreement, the Company agrees to pay to the Agents the following at each Closing:

(a) an aggregate cash commission (the "**Agents' Commission**") of 6.0% of the gross proceeds of the Special Warrants sold pursuant to the Offering at such Closing (which amount shall be paid out of the proceeds of sales of the Special Warrants); and

(b) non-transferable Agents' special warrants (the "**Agents" Special Warrants**") equal in number to 6.0% of the aggregate number of Special Warrants sold in the Offering at such Closing, with each Agents' Special Warrant entitling the holder thereof to acquire, at no additional cost, subject to adjustment, one transferable common share purchase warrant (an "**Agents' Warrant**") during the period commencing on the initial Closing Date and ending at the Expiry Time on the earlier of: (i) the date which is first Business Day after the day upon which a receipt for the Prospectus which qualifies the distribution of the Agents' Warrants upon the exercise or deemed exercise of the Agents' Special Warrants has been issued by the last of the applicable Securities Commissions in accordance with this Agreement, subject to applicable Securities Laws, and (ii) immediately prior to the Expiry Date. Each Agents' Warrant shall entitle the Agents to purchase a common share of the Company (an "**Agent Warrant Share**") at the price of Cdn.$5.25 per Agent Warrant Share at any time within 18 months from the initial Closing Date. The number of Agents' Warrants qualified by the Prospectus may be limited by applicable Securities Laws and the rules and policies of the Securities Commissions in the Offering Jurisdictions;

in each case, whether the Special Warrants are purchased by the Agents for their own accounts or for their respective clients or by other members of the Stock Exchange for their own accounts or their clients. In addition, the Company agrees to pay the Agents' expenses in accordance with Section 15.

The Agents' Special Warrants will be governed by the Agents' Special Warrant Certificates.

Notwithstanding anything contained in this Agreement, if at any Closing the Prospectus has previously been filed and receipts issued therefore, the Company may (subject to all applicable laws and regulatory requirements) issue Agents' Warrants, in lieu of Agents' Special Warrants, at such Closing, and the provisions of this Agreement relating to the Agents' Special Warrants shall apply in respect of such Agents' Warrants, with such changes as the context may require.

As between the Agents, Salman shall be entitled to 65% of the Agents' Commission and the Agents' Special Warrants, BMO shall be entitled to 15%, Canaccord shall be entitled to 10% and Dundee shall be entitled to the remaining 10%. Notwithstanding the foregoing, any Agents' Commission derived from offers and sales made in the United States shall only be paid to the Agent whose U.S. registered broker-dealer affiliate effected such offer and sale. In addition, Salman shall be entitled to a step-up fee equal to 6% of the aggregate Agents' Commission and the Agents' Special Warrants. The Agents acknowledge that this step-up fee shall not increase the amount of consideration payable by the Company to the Agents hereunder.

The Agents acknowledge that the Agents' Special Warrants and the Agents' Warrants have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and that the Agents' Special Warrants and the Agents' Warrants may not be exercised in the United States or by or on behalf of a U.S. Person nor may the Agents' Special Warrants or the securities issuable upon exercise thereof be offered or sold in the United States unless an exemption from registration under the U.S. Securities Act and any applicable state securities laws is available.

5. Special Warrant Indenture. The Special Warrants will be governed by the Special Warrant Indenture.

Notwithstanding anything contained in this Agreement, if at any Closing the Prospectus has previously been filed and receipts issued therefore, the Company may (subject to all applicable laws and regulatory requirements) issue Shares and Share Purchase Warrants, in lieu of Special Warrants, at such Closing, and the provisions of this Agreement relating to the Special Warrants shall apply in respect of such Shares and Share Purchase Warrants, with such changes as the context may require.

6. Share Purchase Warrants.

6.1 Each whole Share Purchase Warrant will entitle the holder thereof to purchase, at any time within 18 months from the initial Closing Date, one common share of the Company (a "**Warrant Share**") at a price of Cdn.$5.25. The Share Purchase Warrants will not be exercisable in the United States or by or on behalf of a U.S. Person, unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available, and the Company has received an opinion of counsel of recognized standing reasonably satisfactory to such effect; provided, however, an institutional "accredited investor" that satisfies the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the U.S. Securities Act that purchased Special Warrants in the Company's private placement in the United States will not be required to deliver an opinion of counsel in connection with the exercise of Share Purchase Warrants underlying those Special Warrants.

6.2 The Share Purchase Warrants will be governed by the Warrant Indenture.

7. Offering Procedures.

7.1 Each Purchaser of Special Warrants will purchase Special Warrants under exemptions from applicable prospectus and registration exemptions under the laws of the jurisdiction of residence of the Purchaser. Each Purchaser will enter into a Subscription Agreement with the Company. The Agents will notify the Company with respect to the identities of Purchasers in sufficient time to allow the Company to comply with all applicable regulatory requirements and all requirements under the Securities Laws to be complied with by the Company as a result of the offering and sale of the Special Warrants to such Purchasers on a private placement basis in such Offering Jurisdictions and the United States. Appendix D hereto contains additional terms and conditions and representations and warranties of the Agents and the Company relating to compliance with U.S. federal and state securities laws. All offers and sales of Special Warrants in the United States and to U.S. Persons will be made in accordance with Appendix D hereof.

7.2 The Company and the Agents will each use their best efforts to file or cause to be filed all documents required to be filed by the Company and the Purchasers, respectively, in connection with the purchase and sale of the Special Warrants so that the distribution of the Special Warrants may lawfully occur without the necessity of filing a prospectus or offering memorandum in Canada or a registration statement in the United States.

8. Representations and Warranties of the Company.

8.1 Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Company and delivered to the Agents or the Agents' counsel, will constitute a representation and warranty by the Company to the Agents or the Agents' counsel, as the case may be, as to the matters covered by the certificate.

8.2 The Company represents and warrants to the Agents as follows:

(a) the authorized and issued share capital of the Company consists of an unlimited number of Shares, of which 33,748,876 Shares were issued and outstanding as fully paid and non-assessable as at April 7, 2006. Upon their issue, the Securities will not be subject to any pre-emptive right or other similar contractual right to acquire such Securities granted by the Company or to which the Company is subject;

(b) the Company and its subsidiaries have been duly incorporated and are validly subsisting under the laws of their jurisdiction of organization;

(c) the Company is a reporting issuer in good standing under the securities laws of the Provinces of British Columbia, Alberta, Ontario and Québec and no material change relating to the Company has occurred with respect to which the requisite material change report has not been filed under any applicable securities laws in such Provinces and no such disclosure has been made on a confidential basis;

(d) the outstanding Shares are currently listed and posted for trading on the Stock Exchange;

(e) as at the Closing Date, the Special Warrants will be subject to a four-month and one day holding period from the date of their issue in accordance with NI 45-102;

(f) no order ceasing or suspending trading in the securities of the Company nor prohibiting the sale of such securities has been issued to the Company or its directors, officers or promoters and, to the best of the knowledge of the Company, no investigations or proceedings for such purposes are pending or threatened;

(g) the Company has taken all steps necessary to obtain the acceptance of the Stock Exchange and has complied with all other requirements of the Stock Exchange and requirements of the Securities Laws and U.S. federal and state securities laws applicable to the offer and sale of the Special Warrants as contemplated herein required to be taken or complied with by it prior to the initial Closing Date (it being recognized that the issue and sale of approximately 1,600,000 Special Warrants (or the Securities underlying such Special Warrants), will be subject to Shareholder approval);

(h) the Company has full corporate power and authority to undertake the offering of and to issue the Special Warrants, the Common Shares and Share Purchase Warrants underlying the Special Warrants, the Warrant Shares underlying the Share Purchase Warrants, the Agents' Special Warrants, the Agents' Warrants underlying the Agents' Special Warrants and the Agent Warrant Shares underlying the Agents' Warrants, and at each Closing Time, the Special Warrants offered under the Offering and the Agents' Special Warrants will be duly and validly created, authorized and issued, and the Common Shares, Share Purchase Warrants, Agents' Warrants, all Warrant Shares issuable upon exercise of the Share Purchase Warrants and all Agent Warrant Shares issuable upon the exercise of the Agents' Warrants, will be duly and validly authorized, allotted and reserved for issuance upon exercise of the Special Warrants, Share Purchase Warrants, Agents' Special Warrants and Agents' Warrants, respectively, and will, upon due exercise of the Special Warrants, Share Purchase Warrants, Agents' Special Warrants and Agents' Warrants, respectively, be issued as fully paid and non-assessable Shares;

(i) the Company and its subsidiaries are the beneficial owners of or have the right to acquire the interests in, or have a valid leasehold interest in the properties, business and assets referred to in the Public Record and except as disclosed in the Public Record, any and all agreements pursuant to which the Company or its subsidiaries holds or will hold any such interest in property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated;

(j) the Public Record is in all material respects accurate and omits no material facts, the omission of which makes the Public Record or any particulars therein, misleading or incorrect at the time such statements were made;

(k) to the best of the Company's knowledge, the Company has been and is, and the business has been and is operated, in material compliance with all applicable Environmental Laws and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a material violation of or give rise to liability under any applicable Environmental Laws;

(l) the Company has obtained all material Environmental Permits required for the operation of its business, or any part thereof, as currently carried on. Each Environmental Permit is valid, subsisting and in good standing and the Company is not in default or breach of any Environmental Permit and no proceeding is pending or to the knowledge of the Company, threatened to revoke, amend or limit any Environmental Permit;

(m) to the best of the Company's knowledge, the Company has not used or permitted to be used any of its assets or facilities, whether owned, leased, occupied, controlled or licensed or which it owned, leased, occupied, controlled or licensed at any prior time, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance except in compliance with the Environmental Permits and all applicable Environmental Laws;

(n) to the best of the Company's knowledge, the Company has not received any notice of or been prosecuted for an offence alleging violation of or non-compliance with any Environmental Law, and has not settled any allegation of violation or non-compliance short of prosecution. The Company is not aware of any orders of Environmental Authorities relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the business or any property, facilities or assets (whether currently owned, leased, occupied, controlled or licensed or owned, leased, occupied, controlled or licensed at any time prior to the date hereof) of the Company;

(o) except in compliance with the Environmental Permits and all Environmental Laws, to the best of the Company's knowledge, the Company has not caused, allowed or permitted, or has any knowledge of, the release of any Hazardous Substance into the environment, in any manner whatsoever, or the presence of any Hazardous Substance on, under, around or from any of its properties, facilities or other assets (whether owned, leased, occupied, controlled or licensed), or any property, facility or other asset which it owned, controlled, occupied, licensed or leased at any time prior to the date hereof, or any such release or presence on or from a property, facility or other asset owned, leased, occupied, managed, controlled or licensed by third parties but with respect to which the Company is or may reasonably be alleged to have liability. All Hazardous Substances used in whole or in part by the Company or resulting from the Company's business have, to the best of the Company's knowledge, been disposed of, treated or stored in compliance with all Environmental Permits and all Environmental Laws;

(p) to the best of the Company's knowledge, the Company has not received any notice from any Environmental Authority that the Company's business or the operation of any of the Company's property, facilities or other assets is in violation of any Environmental Law or any Environmental Permit or that it is responsible (or potentially responsible) for the clean-up of any Hazardous Substances at, on or beneath any of its property, facilities or other assets (whether currently owned, leased, occupied, managed, controlled or licensed, or owned, leased, occupied, managed, controlled or licensed at any time prior to the date hereof), or at, on or beneath any other land or in connection with any waste or contamination migration to or from any of the Company's property, facilities or other assets;

(q) the Company is not the subject of any international, foreign, federal, provincial, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws or Environmental Permits;

(r) no actions, suits, inquiries or proceedings are pending or, to the knowledge of the Company, are contemplated or threatened to which the Company or its subsidiaries is a party or to which the property of the Company or its subsidiaries is subject that would result individually or in the aggregate in any material adverse change in the operations, business or condition (financial or otherwise) of the Company or its subsidiaries;

(s) there are no judgments against the Company or any of its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any of its subsidiaries is subject;

(t) the Company has complied and will comply materially with the requirements of all applicable corporate and Securities Laws, including without limitation, the Securities Laws and the *Business Corporations Act* (British Columbia) in relation to the issue and trading of its securities and in all matters relating to the Offering;

(u) neither the execution of this Agreement nor the issue and sale of the Special Warrants, nor the issue of the Share Purchase Warrants nor the issue of the Agents' Special Warrants or any of the Securities underlying any such securities by the Company conflict with, or will conflict with, and do not and will not result in a breach of, any of the terms of its incorporating documents or any agreement or instrument to which the Company is a party or by which it is bound;

(v) this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture, the Special Warrant Certificates, the Agents' Special Warrant Certificates, the Warrant Certificates, the issue and sale of the Special Warrants pursuant to the Offering, the issuance of the Common Shares and Share Purchase Warrants upon exercise of the Special Warrants, the issuance of the Agents' Special Warrants, the issuance of the Agents' Warrants upon exercise of the Agents' Special Warrants and the issuance of the Warrant Shares and Agent Warrant Shares upon exercise of the Share Purchase Warrants and Agents' Warrants, respectively, pursuant to the Offering, have been authorized by all necessary corporate action on the part of the Company and, upon execution thereof by the Company (and assuming due execution by and enforceability against the other parties thereto other than the Company), each such document will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms;

(w) the Financial Statements present fairly, in all material respects, the financial position of the Company and its subsidiaries on a consolidated basis as at the dates set out therein and the results of their operations and the changes in their financial position for the periods then ended, in accordance with Canadian generally accepted accounting principles;

(x) except in each case as disclosed in the Public Record, there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company, as set forth in the Financial Statements and there has not been any material adverse change in the business, operations or condition (financial or otherwise) or results of the operations of the Company or its subsidiaries, since December 31, 2004;

(y) to the best of the Company's knowledge, the Company and its subsidiaries have conducted and are conducting their businesses in material compliance with all applicable laws, by-laws, rules and regulations of each jurisdiction in which their businesses are carried on and holds all material licences, registrations, permits, consents or qualifications (whether governmental, regulatory or otherwise) required in order to enable their businesses to be carried on as now conducted or as proposed to be conducted, and all such licences, registrations, permits, consents and qualifications are valid and subsisting and in good standing and neither the Company nor its subsidiaries have received any notice of proceedings relating to the revocation or modification of any such license, registration, permit, consent or qualification which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the conduct of the business, operations, condition (financial or otherwise) or income of the Company or its subsidiaries;

(z) the Company has taken or will take all steps as may be necessary for it to comply with the requirements of the Securities Laws and United States federal and state securities laws, and the Company is entitled to avail itself of the applicable prospectus and registration exemptions available under the Securities Laws and under United States federal and state securities laws in respect of the distribution of Special Warrants;

(aa) the Company has filed all documents that it is required to file under the continuous disclosure provisions of applicable securities laws in Canada including annual and interim financial information and annual reports, press releases disclosing material changes and material change reports;

(bb) the Company and its subsidiaries have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, to the extent that any of the foregoing is due and payable;

(cc) there are no liens for taxes on the assets of the Company or its subsidiaries except for taxes not yet due, and there are no audits of any of the tax returns of the Company or its subsidiaries which are known by the Company's management to be pending;

(dd) upon issue, the Securities shall have the attributes corresponding in all material respects to the respective descriptions thereof set forth in the Subscription Agreements;

(ee) the Company owns or possesses adequate rights to use all material patents, trademarks, service marks, trade names, copyrights, trade secrets, information, proprietary rights and other intellectual property necessary for the business of the Company now conducted and proposed to be conducted, without any conflict with or infringement of the rights of others. The Company has received no communication alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, trade names, copyrights or trade secrets or other proprietary rights of any other person or entity. Neither the execution or delivery of this Agreement

nor the carrying on of the business of the Company by the employees of the Company, nor the conduct of the business of the Company will conflict with or result in a breach of the terms, conditions, or provisions of or constitute a default under, any contract, covenant or instrument under which any of such employees is now obligated; and

(ff) except as provided for in this Agreement, there is no person, firm or company acting or purporting to act for the Company entitled to any brokerage or finder's fees in connection with this Agreement or any of the transactions contemplated herein and in the event that any person, firm or company acting or purporting to act for the company establishes a claim for any fee from the Agents (otherwise than as a result of any actions of the Agents), the Company covenants to indemnify and hold harmless the Agents with respect thereto and with respect to all costs reasonably incurred in the defence thereof.

9. **Covenants of the Company.** The Company covenants and agrees with the Agents that:

(a) unless it would be unlawful to do so or unless the Company, acting reasonably, determines that it would not be in the best interests of the Company to do so, the Company will accept each duly completed and executed Subscription Agreement and any such acceptance will be made within one business day of such Subscription Agreement being submitted to it by the Agents;

(b) the Company will execute and deliver a Special Warrant Certificate (or certificates representing the Shares and Share Purchase Warrants, if applicable, in the case of subsequent Closings) in the appropriate form registered in the name of each Purchaser in accordance with the instructions set forth in the applicable Subscription Agreement;

(c) the Company will have taken, on or prior to the initial Closing Date, all necessary steps to ensure the Shares, Warrant Shares and Agent Warrant Shares have been duly reserved for issue to the persons entitled thereto;

(d) the Company will duly, punctually and faithfully perform all of the obligations to be performed by it under the Subscription Agreements, the Special Warrant Indenture, the Agents' Special Warrant Certificates and the Warrant Indenture;

(e) the Company will take all such steps as may be necessary to obtain the approval of all Regulatory Authorities in Canada having jurisdiction over the transactions contemplated by this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Agents' Special Warrant Certificates and the Warrant Indenture, on or prior to the Closing Date;

(f) the Company will use its reasonable best efforts to obtain Shareholder approval in respect of the issuance and sale of any Securities which, pursuant to the requirements of the Stock Exchange, require Shareholder approval;

(g) the Company will comply with all filing and other disclosure requirements under all applicable Canadian securities laws;

(h) the Company will use commercially reasonable efforts to maintain the listing of its Shares on the Stock Exchange (or another senior stock exchange in North America) until the expiry date of the Share Purchase Warrants and for a period of 12 months thereafter;

(i) the Company will use commercially reasonable efforts to maintain its status as a reporting issuer under applicable securities legislation in the Provinces of British Columbia, Alberta, Ontario and Québec until the expiry date of the Share Purchase Warrants and for a period of 12 months thereafter;

(j) the Company will use its reasonable best efforts to list the Share Purchase Warrants on the Stock Exchange as soon as is reasonably practicable;

(k) the Company will use its best efforts to cause a preliminary short form prospectus and any other documents required to be filed therewith to be prepared and filed with the Securities Commissions in each of the Offering Jurisdictions in accordance with all applicable Securities Laws as expeditiously as reasonably practicable after the initial Closing Date, in each case in form and substance reasonably satisfactory to the Agents;

(l) the Company will use commercially reasonable best efforts to cause the Prospectus and any other documents required to be filed therewith to be prepared and filed with, and obtain receipts therefor from, the Securities Commissions in each of the Offering Jurisdictions in accordance with all applicable Securities Laws as soon as is practicable after the initial Closing Date, so as to qualify the Common Shares and Share Purchase Warrants issuable on the exercise of the Special Warrants, and the Agent Warrants issuable on the exercise of the Agents' Special Warrants, for distribution;

(m) upon issuance of all receipts for the Prospectus by the Securities Commissions, the Company will cause the Prospectus to be delivered to each of the registered holders of Special Warrants or any registered transferees thereof;

(n) the Company will provide all assistance reasonably requested by the Agents in connection with the marketing activities of the Agents in respect of the Offering. Without limiting the generality of the foregoing, the Company will prepare a PowerPoint presentation to be used in discussions amongst the Agents, the Company and prospective institutional investors, with assistance from Salman. The presentation will provide an overview of the Company's key properties and highlight the investment merits of the Offering;

(o) it will, concurrently with the filing of the final Prospectus, deliver (i) an opinion addressed to the Agents regarding the accuracy of the translation of the final Prospectus from the English language into the French language, and (ii) a "comfort letter" addressed to the Agents in form and substance satisfactory to the Agents and their counsel regarding the financial information incorporated or deemed to be incorporated into the final Prospectus; and

(p) for a period of 90 days after the Closing Date, the Company will not directly or indirectly, offer, or announce the offering of, or make or announce any agreement to issue, sell or exchange Shares, warrants or securities convertible into Shares, except:

    (i) pursuant to the transactions contemplated by this Agreement,

    (ii) pursuant to convertible securities outstanding immediately prior to the Closing Date, or

(iii) pursuant to the grant and/or exercise of stock options under the Company's stock option plan;

without the prior written consent of Salman, which consent shall not be unreasonably withheld.

10. Covenants of the Agents. The Agents covenant to the Company that:

(a) all solicitation, offering and other selling efforts the Agents carry out in connection with the Offering will be made in compliance with the securities laws of the Offering Jurisdictions and in a manner such that no prospectus or offering memorandum need be prepared and filed or delivered by the Company in connection with the Offering and such that the Company is not made subject to a new continuous disclosure reporting requirement; and

(b) no delivery has been or will be made by the Agents to any prospective purchaser or Purchaser of any document which, individually or together with any other document, would constitute an "offering memorandum" under the securities laws of the Offering Jurisdictions.

11. Due Diligence. Until the completion of the Offering, the Company shall at all times allow the Agents and their representatives to conduct all due diligence investigations and examinations which the Agents may reasonably require in order to fulfil their obligations as Agents, in order to avail themselves of a defence to any claim.

12. Indemnity and Contribution.

12.1 The Company agrees to indemnify and hold harmless each of the Agents, each of their subsidiaries and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the "**Indemnified Parties**" and individually, an "**Indemnified Party**"), to the full extent lawful, from and against any and all losses, reasonable expenses, claims, actions, damages and liabilities, joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising with respect to and/or defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of the Agents' obligations to the Company under this Agreement or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i) any Indemnified Party has been negligent or dishonest, or has committed any fraudulent act in the course of such performance; and

(ii) the expenses, losses, claims, actions, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, dishonesty or fraud referred to in (i).

12.2 If for any reason (other than determinations as to any of the events referred to in clauses (i) and (ii) of Section 12.1) the foregoing indemnification is unavailable to the Agents or any other Indemnified Party or insufficient to hold the Agents or any other Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by the Agents or the other Indemnified Parties as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agents or any other Indemnified Party on the other hand but also the relative fault of the Company, the Agents or any other Indemnified Party, as well as any relevant equitable considerations, provided that the Company shall in any event contribute to the amount or amounts paid or payable by the Agents or any other Indemnified Party as a result of any such expense, loss, claim, action, damage or liability, the portion of such amount or of the aggregate of such amounts that is in excess of the value of the commission received by the Agents under this Agreement.

12.3 The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agents or any other Indemnified Party by any person or entity, including without limitation any governmental commission, regulatory authority, stock exchange or other entity having regulatory authority, either domestic or foreign, of if any such persons shall investigate the Company and/or the Agents or any other Indemnified Party and the Agents or such other Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of the Agents' obligations to the Company under this Agreement, the Agents or such other Indemnified Party shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including reasonable amounts to reimburse the Agents for time spent by their officers, employees or partners (collectively, "**Personnel**")) in connection therewith and out of pocket expenses incurred by the Agents, their Personnel or such other Indemnified Party in connection therewith shall be paid by the Company as they occur.

12.4 Promptly after receipt of notice of any action, suit, proceeding or claim against either of the Agents or any other Indemnified Party or receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the affected Agent or Agents will notify the Company and, unless the Company assumes the defence thereof, will keep the Company advised of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to the affected Agents or any other Indemnified Party except only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company would otherwise have under this indemnity had the affected Agents not delayed in giving or failed to give the notice required hereunder.

12.5 The Company shall be entitled, at its own expense, to participate in any action, suit, proceeding or claim and to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Company notifying the Agents in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to the Agents or any other Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

12.6 Notwithstanding the foregoing Section 12.5, any Indemnified Party shall have the right, at the Company's expense, to employ counsel of such Indemnified Party's choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party (in which event the Company shall not have the right to assume or direct the defence on the Indemnified Party's behalf).

12.7 No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made by the Company without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made by any Indemnified Party and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made by the Indemnified Party without the Company's consent, such consent not to be unreasonably withheld.

12.8 The Company hereby acknowledges that the Agents act as trustee for the other Indemnified Parties of the Company's covenants under this indemnity with respect to such persons and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.9 The Company agrees to waive any right it may have of first requiring any Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim for payment from any other person before claiming under this indemnity.

12.10 The indemnity and contribution obligations of the Company hereunder shall be in addition to, but not in duplication of, any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Agents and any other Indemnified Party. The foregoing provisions shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

13. Conditions of Closing. The obligations of the Agents to deliver at any Closing Time, executed Subscription Agreements, shall be conditional upon the Agents being satisfied with the results of their due diligence investigations relating to the Company and upon the fulfilment at or before such Closing Time of the following conditions, which conditions the Company covenants to use its best efforts to fulfil or cause to be fulfilled prior to such Closing Time:

(a) the execution and delivery of this Agreement, the Subscription Agreements, the Special Warrant Indenture, the Agents' Special Warrant Certificates and the Warrant Indenture and the creation and issuance of the Special Warrants, Common Shares, Share Purchase Warrants, Agents' Special Warrants and Agents' Warrants and the allotment and reservation of the Warrant Shares and Agent Warrant Shares shall have been duly authorized or approved by all necessary corporate action;

(b) any necessary consents or approvals of the Stock Exchange and securities regulatory authorities in each of the Offering Jurisdictions with respect to the issuance and sale of the Special Warrants, Common Shares, Share Purchase Warrants, Warrant Shares, Agents' Special Warrants, Agents' Warrants and Agent Warrant Shares, respectively, shall have been obtained, including the approval of the Stock Exchange to list the Common Shares, Warrant Shares and Agents' Warrant Shares;

(c) the Agents shall have received certificates addressed to the Agents and to the Purchasers, dated as of such Closing Date, signed by the President and the Chief Financial Officer of the Company, or such other officers of the Company as the Agents may accept, certifying on behalf of the Company to the effect that, except as has been generally disclosed at the date thereof:

(i) neither the Company nor any of its subsidiaries has any undisclosed contingent liability that is material to the Company;

(ii) the representations and warranties of the Company contained herein and in the Subscription Agreements are true and correct and all the terms and conditions relating to the Company contained herein and therein and required to be performed and complied with by the Company by or at the applicable Closing Time have been performed and complied with by the Company; and

(iii) no order ceasing or suspending trading in securities of the Company or prohibiting the Offering or the issuance or distribution of the Securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened;

(d) the Agents shall have received favourable legal opinions, in a form satisfactory to the Agents, acting reasonably, dated as of such Closing Date, from Vector Corporate Finance Lawyers, counsel to the Company and where appropriate, counsel in the other Offering Jurisdictions and other jurisdictions or special counsel as may be required, addressed to the Agents and to the Purchasers with respect to the matters set out in Appendix E hereto and/or such other matters as the Agents may reasonably request prior to such Closing Time;

(e) the Agents shall have received an opinion from special United States counsel, dated as of such Closing Date and addressed to the Agents, to the effect that no registration of the offer and sale of the Special Warrants, the issuance of the Common Shares or the Share Purchase Warrants comprising the Special Warrants on exercise thereof or the issuance of Warrant Shares on exercise of the Share Purchase Warrants is required under the U.S. Securities Act, provided that all offers and sales of such Special Warrants, and the issuance of Common Shares, Share Purchase Warrants and Warrant Shares, as the case may be, are made in accordance with the terms of this Agreement (including the appendices attached hereto), the Special Warrant Indenture and the Warrant Indenture, and provided further that such counsel need not express any opinion with respect to any subsequent resale of any such securities;

(f) as at the applicable Closing Time, all covenants, agreements and obligations of the Company hereunder and under the Subscription Agreements required to be performed or complied with on or before such Closing Time shall have been so performed or complied with and all conditions required to be complied with by the Company shall have been complied with; and

(g) from the date hereof until the final Closing Time, Salman shall receive drafts of all press releases to be issued in connection with the Offering, with sufficient time for Salman and its legal counsel to comment thereon. In order to comply with the applicable U.S. federal and state securities laws, any press release issued by the Company concerning the Offering shall be marked, at the top of the press release, as follows: **"NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES."**

In providing such opinions, counsel may, where appropriate, rely on the opinions of counsel in all jurisdictions other than British Columbia and on certificates or letters of the auditors, of the officers of the Company, of the transfer agent of the Company and public officials as to factual matters relevant to such opinions.

14. **Closing Procedures.** The Company will cause to be issued and to be delivered to the Agents at the offices of Vector Corporate Finance Lawyers, Suite 1040, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2 (or such other place or places as the Agents may in writing direct) without charge at the Closing Time and contemporaneously with the payment of the aggregate Purchase Price for all Special Warrants, less expenses deducted pursuant to Section 15 hereof, certificates representing the Special Warrants offered pursuant to the Offering and being issued at such Closing in such number and denomination and bearing the registration particulars as the Agents may, in writing, direct to the Company prior to such Closing Time, and which shall in each case equal, in the aggregate, the total number of Special Warrants sold in the Offering and being issued at such Closing.

15. **Expenses of Issue.** Whether or not the transactions herein contemplated shall be completed, all costs and expenses of and incidental to the sale of the Special Warrants to the Purchasers and all other matters in connection with the transactions herein set out shall be borne by the Company, whether before or after each Closing, including without limitation, all costs and expenses in connection with the preparation and issue of the certificates for the securities to be offered hereunder, the fees and disbursements of counsel (including the Agents' counsel), all local counsel and the expenses of the Agents in connection with the Offering including without limitation the reasonable fees and expenses of the solicitors for the Agents, and the Agents' out of pocket and GST expenses.

The Agents may render accounts to the Company from time to time, for their expenses, for payment on or before the date set out in the accounts. The Company authorizes the Agents to deduct their reasonable expenses in connection with the Offering from the proceeds of Special Warrants offered pursuant to the Offering, including expenses for which an account has not been rendered, provided that detailed accounts are provided to the Company as soon as practicable for all expenses including legal fees.

16. Termination.

16.1 If at any time prior to any Closing:

(a) there shall have occurred any adverse material change in relation to the Company or a development that could result in an adverse material change in relation to the Company taken as a whole;

(b) there shall have occurred any change in the Securities Laws, or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or the Offering Jurisdictions or the Stock Exchange in relation to the Company or any of its securities (except for any inquiry, investigation or other proceeding or order based upon activities of the Agents and not upon activities of the Company or its subsidiaries), which, in the opinion of the Agents, acting reasonably and in good faith, prevents or restricts trading in or the distribution of the Securities or adversely affects or might reasonably be expected to adversely affect the investment quality or marketability of the Special Warrants;

(c) the state of the financial markets in Canada and/or the United States has deteriorated such that, in the reasonable opinion of the Agents, the Special Warrants cannot be marketed successfully or profitably;

(d) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the opinion of the Agents, acting reasonably and in good faith, seriously adversely affects, or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries taken as a whole; or

(e) a cease trading order is made under any of the Securities Laws by any other competent authority in respect of the Securities and such cease trading order is not rescinded within 48 hours,

the Agents shall be entitled, at their option, to terminate and cancel their obligations (or remaining obligations, as the case may be) to the Company under this Agreement by written notice to that effect given to the Company at the address shown in Section 18.2 prior to the Closing Time. In the event of any such termination, the Company's obligations under this Agreement to the Agents shall be at an end except for any liability of the Company provided for in Sections 12 and 15 hereof.

16.2 The rights of termination contained in this Section 16 are in addition to any other rights or remedies the Agents may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement.

17. Agents' Obligations.

17.1 The Agents represent and warrant to the Company as follows:

(a) each of the Agents and their affiliates has observed and will observe all Securities Laws, including United States federal and state securities laws, and other laws and regulations or similar enactments applicable in respect of the Offering in each of the jurisdictions in which it may offer or sell the Special Warrants;

(b) the Agents have not directly or indirectly offered, sold or delivered any Special Warrants to any person in any jurisdiction other than in the Offering Jurisdictions and the United States, and in all cases except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Company to file an offering memorandum, to register any of its securities or to comply with ongoing filing or disclosure or other similar requirements, under the laws of any jurisdiction;

(c) each of the Agents has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(d) each of the Agents is appropriately registered under the securities laws of the Offering Jurisdictions so as to permit it to lawfully fulfil its obligations hereunder.

18. Miscellaneous.

18.1 All representations and warranties contained herein and all of the covenants and agreements of the Company herein, to the extent that they are required to be performed on or before a Closing, shall be construed as conditions and any material breach or failure to comply with any thereof shall entitle the Agents, in addition to and not in lieu of any other remedies the Agents have in respect thereof, to terminate any obligation to purchase the Special Warrants by written notice to that effect given to the Company prior to the applicable Closing Time. It is understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

18.2 Any notice or other communication hereunder shall be in writing and shall unless herein otherwise provided be given by delivery to a responsible officer of the addressee or by telex or telecopier, if to the Company, addressed to: Endeavour Silver Corp., 800 – 850 West Hastings Street, Vancouver, British Columbia V6C 1E1 (Attention: President) (telecopier: (604) 685-9744); and if to the Agents, addressed to: Salman Partners Inc., Suite 2230, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (Attention: Alan C. Herrington), (telecopier: (604) 685-2471) and shall be deemed to have been given when actually delivered or when such notice should have reached the addressee in the ordinary course.

18.3 Time shall be of the essence of the foregoing offer and of the agreement resulting from the acceptance thereof.

18.4 The representations, warranties, covenants and other agreements herein contained shall survive the purchase by the Purchasers of the Special Warrants issued pursuant to the Offering and shall continue in full force and effect unaffected by any subsequent disposition by the Purchasers for a period of three years after the final Closing Date (other than obligations of the Company set forth in Sections 12 and 15 hereof which will continue indefinitely).

18.5 This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

18.6 This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

18.7 The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours very truly,

SALMAN PARTNERS INC.

By: ______________________
Authorized Signatory

BMO NESBITT BURNS INC.

By: ______________________
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ______________________
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: ______________________
Authorized Signatory

The foregoing is in accordance with our understanding and is accepted and agreed to as of the 24 day of April, 2006.

ENDEAVOUR SILVER CORP.

By: Godfrey Walton
Authorized Signatory

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours very truly,

SALMAN PARTNERS INC.	**BMO NESBITT BURNS INC.**
By: ______________________ Authorized Signatory	By: ______________________ Authorized Signatory
CANACCORD CAPITAL CORPORATION	**DUNDEE SECURITIES CORPORATION**
By: ______________________ Authorized Signatory	By: ______________________ Authorized Signatory

The foregoing is in accordance with our understanding and is accepted and agreed to as of the 24 day of April, 2006.

ENDEAVOUR SILVER CORP.

By: ______________________
Authorized Signatory

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours very truly,

SALMAN PARTNERS INC.

By: ________________________
Authorized Signatory

BMO NESBITT BURNS INC.

By: [signature]
Authorized Signatory

CANACCORD CAPITAL CORPORATION

By: ________________________
Authorized Signatory

DUNDEE SECURITIES CORPORATION

By: ________________________
Authorized Signatory

The foregoing is in accordance with our understanding and is accepted and agreed to as of the 24 day of April, 2006.

ENDEAVOUR SILVER CORP.

By: ________________________
Authorized Signatory

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing the enclosed copies in the place indicated and by returning the same to us.

Yours very truly,

SALMAN PARTNERS INC.	**BMO NESBITT BURNS INC.**
By: ______________________	By: ______________________
Authorized Signatory	Authorized Signatory
CANACCORD CAPITAL CORPORATION	**DUNDEE SECURITIES CORPORATION**
By: ______________________	By: ______________________
Authorized Signatory	Authorized Signatory

The foregoing is in accordance with our understanding and is accepted and agreed to as of the 24 day of April, 2006.

ENDEAVOUR SILVER CORP.

By: ______________________

Authorized Signatory

Appendix "A"

CANADIAN SUBSCRIPTION AGREEMENT

Appendix "B"

US SUBSCRIPTION AGREEMENT

Appendix "C"

FORM OF AGENTS' SPECIAL WARRANT CERTIFICATES

Appendix "D"

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES AND COMPLIANCE WITH U.S. SECURITIES LAWS

*This is Appendix D to the Agency Agreement (the "**Agency Agreement**") by and among Endeavour Silver Corp., Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation made as of April 24, 2006. All capitalized terms that are used in this Appendix and not otherwise defined shall have the meaning ascribed thereto in the Agency Agreement.*

For the purpose of this Appendix D, the following terms shall have the meanings indicated:

affiliate	means an "affiliate" as that term is defined in Rule 405 under the U.S. Securities Act;
Directed Selling Efforts	means "directed selling efforts" as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this appendix, it means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;
Foreign Issuer	means a "foreign issuer" as that term is defined in Regulation S;
General Solicitation or General Advertising	means "general solicitation or general advertising", as used under Rule 502(c) under the U.S. Securities Act, including without limitation any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
Institutional Accredited Investor	means an institutional "accredited investor", as that term is defined in Rule 501(a) of Regulation D, that satisfies the criteria of Rule 501(a)(1), (2), (3) or (7) of Regulation D;
Offering Material	means the disclosure and subscription documents (including any term sheet, copies of news releases issued by the Company and the Public Record and any amendments or supplements thereto) prepared and provided by the Company to the Agents;
Offshore Transaction	means "offshore transaction" as that term is defined in Regulation S;
Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;
SEC	means the United States Securities and Exchange Commission;
Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Regulation S;
United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
U.S. Affiliate	means a U.S. registered broker-dealer affiliate of any Agent;
U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;
U.S. Purchaser	means qualified persons designated by the U.S. Affiliate of one of the Agents to purchase the Special Warrants directly from the Company pursuant to an executed Subscription Agreement substantially in the form attached to the Agency Agreement as Appendix B;
U.S. Securities Act	means the United States Securities Act of 1933, as amended.

Representations, Warranties and Covenants of the Agents

The Agents severally but not jointly acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold except outside the United States and to non-U.S. Persons in compliance with Regulation S or inside the United States or to U.S. Persons pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable state securities laws. Accordingly, each of the Agents severally but not jointly represents, warrants and covenants to the Company that:

1. Except as permitted herein, neither the Agent, its affiliates nor any persons acting on its or their behalf, has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States or to a U.S. Person; (ii) any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Agent, its affiliates or persons acting on its behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

2. It will not offer or sell the Securities in the United States and to U.S. Persons except that it may offer or sell Special Warrants to U.S. Purchasers as described herein.

3. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Special Warrants in the United States or to U.S. Persons, except with its U.S. Affiliates. All offers of Special Warrants in the United States and to U.S. Persons have been and will be made through the Agent's U.S. Affiliate and all sales of the Special Warrants in the United States and to U.S. Persons shall be made by the Company to purchasers designated by the Agent's U.S. Affiliate. Each Agent's U.S. Affiliate is duly registered as broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales are to be made (unless exempted from the respective state's broker-dealer registration requirements) and is a member in good standing with the National Association of Securities Dealers, Inc. under the U.S. Exchange Act and all applicable state securities laws. It shall use its best efforts to ensure that each U.S. Affiliate complies with, the same provisions of Appendix E as apply to such Agent as if such provisions applied to such U.S. Affiliate.

4. It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, the Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Any offer, sale or solicitation of an offer to buy Special Warrants that has been made or will be made in the United States or to a U.S. Person was or will be made only to Institutional Accredited Investors with which the Agents have a pre-existing relationship and who will purchase the Special Warrants directly from the Company in compliance with Rule 506 of Regulation D in transactions that are exempt from registration under the U.S. Securities Act and any applicable state securities laws and in accordance with any applicable U.S. federal or state laws or regulations governing the registration or conduct of securities brokers or dealers.

6. Immediately prior to soliciting such offerees, the Agent, its affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and at the time of completion of each sale to a person in the United States or to or for the benefit of a U.S. Person, the Agent, its affiliates, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser designated by the Agent's U.S. Affiliate to purchase Special Warrants from the Company as a Purchaser is an Institutional Accredited Investor.

7. Each Agent will inform, or will cause its U.S. Affiliate and any person acting on its or their behalf to inform each purchaser of the Special Warrants in the United States that the Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and that the Special Warrants are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D and exemptions from registration under applicable state securities laws.

8. Each offeree of Special Warrants that is in the United States shall be provided with a set of the Offering Material. No other written material will be used in connection with this offer and sale of the Special Warrants in the United States and to U.S. Persons.

9. Each Institutional Accredited Investor purchasing from the Company as a U.S. Purchaser will be required, prior to the time of purchase of any Special Warrants, to execute and deliver a U.S. Subscription Agreement in the form attached to the Agency Agreement as Appendix B. Each such purchaser shall also acknowledge that it understands and acknowledges that it is making the representations, warranties and agreements contained therein with the intent that it may be relied upon by the Company and the Agents in determining its eligibility to purchase the Special Warrants.

10. At the Closing, each Agent (together with its U.S. Affiliate) that participated in the offer of Special Warrants in the United States, will provide a certificate, substantially in the form of Exhibit 1 to this Appendix E, relating to the manner of the offer and sale of the Special Warrants in the United States.

11. None of the Agent, its affiliates or any person acting on its behalf (other than the Company, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Special Warrants.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1. The Company is a Foreign Issuer with no Substantial U.S. Market Interest in the Securities.

2. Except as permitted herein, none of the Company, its affiliates or any persons acting on its or their behalf, has engaged or will engage in (other than the Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made): (i) any offer to sell or any solicitation of an offer to buy, any Securities to any person in the United States or to a U.S. Person; (ii) any sale of Special Warrants to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Company, its affiliates or persons acting on its behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts in the United States with respect to the Securities.

3. It will not offer or sell the Securities in the United States and to U.S. Persons except that it may offer or sell Special Warrants to U.S. Purchasers as described herein.

4. None of the Company, any of its affiliates, or any person acting on its or their behalf (other than the Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made), during the period in which the Special Warrants are offered for sale, has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the exemptions afforded Rule 506 of Regulation D to be unavailable for offers and sales of Special Warrants in the United States and to U.S. Persons in accordance with this Appendix E, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States and to non-U.S. Persons in accordance with the Agency Agreement.

5. None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, the Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. Except with respect to the offer and sale of the Special Warrants offered hereby, the Company has not, since the date that is six months prior to the commencement of the offering of Special Warrants, sold, offered for sale or solicited any offer to buy any of its securities in the United States. The Company will not sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Special Warrants and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Special Warrants.

7. The Offering Material does not contain any untrue statement of a material fact or omit to state any material fact, if previously known to the Company at the time of this agreement necessary to make the statements contained therein, in the light of circumstances under which they were made, not misleading.

8. None of the Company or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

9. The Company is not, and as a result of the sale of the Securities contemplated hereby will not be, an open-end investment company or a unit investment trust registered or required to be registered or a closed-end investment company required to be registered, but not registered, under the United States Investment Company Act of 1940, as amended.

Exhibit 1
to Appendix D

Agent's Certificate

In connection with the private placement in the United States of Special Warrants (the "**Special Warrants**") of Endeavour Silver Corp. (the "**Company**") pursuant to the Agency Agreement dated as of April 24, 2006 (the "**Agency Agreement**") by and among the Company and Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Dundee Securities Corporation (collectively, the "**Agents**"), the undersigned, ____________________ and ______________________, its U.S. Affiliate, do hereby certify as follows:

(i) the Special Warrants have been offered and sold in the United States only by the U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state's broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii) all offers and sales of Special Warrants in the United States have been effected in accordance with all applicable United States federal and state laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii) each offeree that was in the United States or was a U.S. Person was provided with a copy of the Offering Materials, and each purchaser that was in the United States or was a U.S. Person was provided, prior to the time of purchase of any Special Warrants, with a copy of the Offering Materials, and no other written material was used in connection with the offer and sale of the Special Warrants in the United States;

(iv) immediately prior to transmitting the Offering Materials to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States and each U.S. Person that we have arranged to purchase Special Warrants from the Company as a Purchaser is an Institutional Accredited Investor;

(v) no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Securities in the United States nor have we or our affiliates, either directly or through a person acting on our or their behalf, solicited offers for, and have not offered to sell, the Securities in the United States in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(vi) neither we, our affiliates nor anyone acting on our behalf has engaged in any Directed Selling Efforts in the United States with respect to the Securities in the United States;

(vii) all offers for the Special Warrants have been solicited only from, and all sales of such Special Warrants have been made only to persons that have been informed that the Securities have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws and that the Special Warrants are being sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D, and exemptions from any applicable state securities laws;

(viii) prior to the time of sale of any Special Warrants in the United States or to a U.S. Person, we caused each Institutional Accredited Investor purchasing from the Company as a Purchaser in reliance on Rule 506 of Regulation D, to execute and deliver a U.S. Subscription Agreement (in the form attached as Appendix B to the Agency Agreement); and

(ix) the offering of the Special Warrants has been conducted in accordance with the terms of the Agency Agreement, including Appendix D thereto.

All capitalized terms not otherwise defined herein shall have the meanings set forth in the Agency Agreement, including Appendix E thereto.

Dated this _____ day of __________, 2006.

[NAME OF AGENT]	**[NAME OF U.S. AFFILIATE]**
By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title:

Appendix "E"

LEGAL OPINION MATTERS

1. The due incorporation and valid existence of the Company and its material subsidiaries ("Material Subsidiaries").

2. That each of the Company and the Material Subsidiaries has the corporate power and capacity to carry on its business as now carried on by it and to own its assets.

3. The ownership of all the outstanding securities of the Material Subsidiaries.

4. The authorized and issued share capital of the Company.

5. That each of the Agency Agreement, the Subscription Agreements, the Special Warrant Indenture, the Agents' Special Warrant Certificates and the Warrant Indenture (collectively, the "Documents") has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

6. That the execution and delivery of the Documents, the performance of the covenants of the Company thereunder, the compliance by the Company with the terms and conditions thereof and the issue and sale of the Special Warrants, the Common Shares and Share Purchase Warrants issuable upon exercise of the Special Warrants, the Warrant Shares issuable upon exercise of the Share Purchase Warrants, the issuance of the Agents' Special Warrants, the issuance of the Agents' Warrants upon exercise of the Agents' Special Warrants and the Agent Warrant Shares upon exercise of the Agents' Warrants, do not constitute and will not constitute, with notice or lapse of time or with both notice and lapse of time, a breach of, or default under any statute or regulation of the Province of British Columbia or any federal statute or regulation of Canada having the force of law binding upon the Company and do not and will not conflict with the articles or by-laws of the Company, any resolution of the directors or Shareholders of the Company.

7. That the Special Warrants and Agents' Special Warrants have been duly authorized, allotted (in the case of the Common Shares) and validly issued.

8. That the Common Shares, Share Purchase Warrants, Warrant Shares, Agents' Warrants and Agent Warrant Shares have been validly authorized and allotted for issuance to the holders thereof and, upon the exercise of the Special Warrants, Share Purchase Warrants and Agents' Warrants in accordance with their respective terms, including payment in full of the exercise price therefore, the Common Shares, Warrant Shares and Agent Warrant Shares, respectively, will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

9. That the Stock Exchange has accepted notice of and conditionally approved the listing of the Common Shares, Warrant Shares and Agent Warrant Shares and, if applicable, the Share Purchase Warrants, subject to completion of the steps to be taken and the filing of the documents set out in the conditional approval letter from the Stock Exchange in respect of the Offering.

10. That Computershare Trust Company of Canada at its principal offices in the City of Vancouver has been duly appointed as the transfer agent and registrar for the Shares.

11. That there is not, to the best of such counsel's knowledge, any action, suit or proceeding pending or threatened before any court, governmental agency or body, to which the Company or any of the Material Subsidiaries is a party or which any of their respective properties is subject, of which it is aware or in respect of which its advice or representation has been sought, other than those actions, suits or proceedings which have been previously disclosed to the Agents and are explicitly referred to in a schedule to such opinion or in the Public Record.

12. That the Company is a "reporting issuer" or the equivalent in each of the provinces of British Columbia, Alberta, Ontario and Québec and is in good standing in respect of its continuous disclosure obligations thereunder.

13. That no prospectus, offering memorandum or other document is required under the securities laws of, and except as have been obtained or completed, no proceeding is required to be taken and no approval, consent or authorization of or filing with, any securities regulatory authority in the Offering Jurisdictions or the Stock Exchange is required in order to permit the issuance and sale of the Special Warrants and Agents' Special Warrants, subject to certain specified conditions and exceptions.

14. That no prospectus, offering memorandum or other document is required under the securities laws of the Offering Jurisdictions, and except as have been obtained or completed, no proceeding is required to be taken and no approval, consent or authorization of or filing with the Stock Exchange or any securities regulatory authority in the Offering Jurisdictions is required in order to permit the issuance of the Common Shares and Share Purchase Warrants upon the exercise of the Special Warrants, the Warrant Shares upon the exercise of the Share Purchase Warrants, the Agents' Warrants upon the exercise of the Agents' Special Warrants or Agent Warrant Shares upon exercise of the Agents' Warrants.

15. That no prospectus, offering memorandum or other document is required to be filed, no proceeding required to be taken and no approval, permit, consent or authorization is required to be obtained under the securities laws of the Offering Jurisdictions in connection with the first trade of the Securities in the Offering Jurisdictions through brokers or dealers properly registered under such securities laws, provided that:

(a) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four-month period immediately preceding the trade;

(b) a four-month period has elapsed from the date of issue of the Special Warrants and Agents' Special Warrants;

(c) the trade is not a "control distribution" as defined in NI 45-102;

(d) no unusual effort is made to prepare the market or create a demand for such securities;

(e) no extraordinary commission or other consideration is paid in respect of such trade;

(f) if the seller is an insider or officer of the Company, the seller has no reasonable grounds to believe that the Company is in default of securities legislation; and

(g) the certificates representing the Securities carried the appropriate legend provided under NI 45-102, if required.